UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                              SCHEDULE 13D



                 Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                   TMS, INC.
                                (Name of Issuer)


                       Common Stock $.05 par value
                       (Title of Class of Securities)


                                 872587  10  0
                               (CUSIP Number)

                              Deborah D. Mosier
                                   TMS, Inc.
                              206 West Sixth Avenue
                              Stillwater, Oklahoma
                                  (405)377-0880

            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                 November 30, 2000
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                             SCHEDULE 13D

-----------------------                                  -----------------
CUSIP NO. 872587  10  0                                  Page 2 of 5 Pages
-----------------------                                  -----------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dana R. Allen    S.S. No. ###-##-####
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)   [ ]
               (b)   [X]

-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

          N/A
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     -0-
  NUMBER OF          ----------------------------------------------------------
   SHARES
  BENEFICIALLY  8.   SHARED VOTING POWER
   OWNED BY          -0-
    EACH             ----------------------------------------------------------
  REPORTING     9.   SOLE DISPOSITIVE POWER
  PERSON WITH        -0-
                     ----------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     -0-
                     ----------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES        [ ]

-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

This Amendment No. 1 is being filed to report the sale of all shares of the Issuer's securities held by Mr. Allen.

<Page 2>


Item 1.   Security and Issuer

Common Stock, $.05 par value per share (the "Stock"), of TMS, Inc. (the "Company") whose principal executive office is at 206 West Sixth Avenue, Stillwater, Oklahoma 74074.


Item 2.    Identity and Background

     (a)    Dana R. Allen

     (b)    63 Pelican Lane
            Redwood City, California 94065

     (c)    President, American Media Revolution
            63 Pelican Lane
            Redwood City, California 94065

     (d) During the last five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Allen was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)    United States



-------------------------                                    -----------------
CUSIP NO. 872587  10  0                                      Page 3 of 4 Pages
-------------------------                                    -----------------

Item 3.   Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4.   Purpose of Transaction

          Not applicable.

Item 5.   Interest in Securities of the Issuer

          (a) and (b). -0-

          (c)  None.

          (d)  Not applicable.

          (e) Mr. Allen ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on November 30, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None.


Item 7.  Material to be Filed as Exhibits
         None.

<Page 3>

----------------------                                       -----------------
CUSIP NO. 872587 10 0                                        Page 4 of 4 Pages
-----------------------                                      -----------------


Signature


     The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


     February 22, 2001                         /s/ Dana R. Allen
-----------------------------           --------------------------------
          Date                                      Signature



                                               Dana R. Allen
                                        ---------------------------------
                                                 Name/Title

<Page 4>